Exhibit 99.1

Golden Star Announces Election of Directors

TORONTO, May 8, 2015 /CNW/ - Golden Star today announced that all of the nominee directors listed in the Company's management information circular dated March 13, 2015, were elected as directors of the Company. The vote was conducted at the Company's annual general and special meeting of shareholders held on May 7, 2015. The results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Timothy Baker	72,641,649	1,961,557	97.37	2.63
Samuel Coetzer	72,522,498	2,080,708	97.21	2.79
Anu Dhir	72,590,251	2,012,955	97.30	2.70
Robert Doyle	72,703,875	1,899,331	97.45	2.55
Tony Jensen	72,614,764	1,988,442	97.33	2.67
Craig Nelsen	72,662,706	1,940,500	97.40	2.60
Daniel Owiredu	72,548,839	2,054,367	97.25	2.75
William Yeates	72,668,293	1,934,913	97.41	2.59

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: André van Niekerk, Executive Vice President and Chief Financial Officer, Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 11:12e 08-MAY-15